Exhibit 99.91

CARBON STREAMING CORPORATION

(formerly Mexivada Mining Corp.)

Condensed Consolidated Interim Financial Statements

December 31, 2020 and 2019

Expressed in Canadian Dollars

(Unaudited)

Carbon Streaming Corporation

Condensed consolidated interim statements of financial position

(Expressed in Canadian dollars)

(Unaudited)

	Notes	December 31, 2020	June 30, 2020
			(Audited)
ASSETS
Current
Cash		$1,284,100	$310,202
Receivables		3,678	2,934
		$1,287,778	$313,136
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	4, 6	$659,855	$131,815
Shareholders’ equity
Share capital	5	14,794,027	14,551,527
Subscriptions received	9	770,000	-
Share-based payment reserve	5	1,885,388	1,885,388
Deficit		(16,821,492)	(16,255,594)
		627,923	181,321
		$1,287,778	$313,136

Nature and continuance of operations (Note 1) Subsequent events (Note 9)

On behalf of the Board:

“Justin Cochrane”	Director	“Maurice Swan”	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

2

Carbon Streaming Corporation

Condensed consolidated interim statements of loss and comprehensive loss

(Expressed in Canadian dollars)

(Unaudited)

	Notes	For the three months ended December 31, 2020	For the three months ended December 31, 2019	For the six months ended December 31, 2020	For the six months ended December 31, 2019
EXPENSES
Consulting fees	6	$508,352	$-	$508,352	$-
Foreign exchange gain		-	(3,491)	-	(1,346)
Office and general		2,571	-	4,968	-
Professional fees		23,155	7,500	39,275	15,000
Transfer agent and filing fees		5,700	-	13,303	-
Loss and comprehensive loss for the period		$(539,778)	$(4,009)	$(565,898)	$(13,654)
Basic and diluted loss per common share		$(0.04)	$(0.00)	$(0.04)	$(0.02)
Weighted average number of common shares outstanding		15,541,124	695,636	15,258,516	695,636

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

3

Carbon Streaming Corporation

Condensed consolidated interim statements of changes in shareholders’ equity (deficiency)

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares	Amount	Subscriptions received	Share-based payment reserve	Deficit	Total
Balance at June 30, 2019
	695,636	$13,846,500	$-	$1,885,388	$(16,146,840)	$(414,952)
Comprehensive loss:
Loss for the period	-	-	-	-	(13,654)	(13,654)
Balance at December 31, 2019	695,636	13,846,500	-	1,885,388	(16,160,494)	(428,606)
Shares issued for cash	14,280,000	714,000	-	-	-	714,000
Share issuance costs	-	(8,973)	-	-	-	(8,973)
Comprehensive loss:
Loss for the period	-	-	-	-	(95,100)	(95,100)
Balance at June 30, 2020	14,975,636	14,551,527	-	1,885,388	(16,255,594)	181,321
Shares issued for cash	4,850,000	242,500	-	-	-	242,500
Subscriptions received	-	-	770,000	-	-	770,000
Comprehensive loss:
Loss for the period	-	-	-	-	(565,898)	(565,898)
Balance at December 31, 2020	19,825,636	$14,794,027	$770,000	$1,885,388	$(16,821,492)	$627,923

On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change to Carbon Streaming Corporation. All common shares, warrants, options, per share amounts and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

4

Carbon Streaming Corporation

Condensed consolidated interim statements of cash flows

Six months ended

(Expressed in Canadian dollars)

(Unaudited)

	December 31, 2020	December 31, 2019
Operating activities
Loss for the period	$(565,898)	$(13,654)
Items not effecting cash:
Foreign exchange	-	(1,346)
Changes in non-cash working capital items:
Accounts receivable	(744)	-
Accounts payable and accrued liabilities	528,040	15,000
Net cash (used) in operating activities	(38,602)	-
Financing activities
Shares issued for cash	242,500	-
Subscriptions received	770,000	-
Net cash from financing activities	1,012,500	-
Increase in cash	973,898	-
Cash, beginning of period	310,202	-
Cash, end of period	$1,284,100	$-
Supplemental cash flow information
Income taxes paid	$-	$-
Interest paid (received)	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

5

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

1.	Nature and continuance of operations

Carbon Streaming Corporation (formerly Mexivada Mining Corp.) (the “Company”) was incorporated on September 13, 2004 under the Business Corporations Act (British Columbia), and historically its principal activity has been the exploration of mineral properties. The Company’s shares previously traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MNV”. Pursuant to three cease trade orders (issued by the British Columbia Securities Commission on November 20, 2012, the Ontario Securities Commission on December 3, 2012, and the Alberta Securities Commission on March 5, 2013) the Company’s shares were cease-traded and halted from trading on the TSX-V. On May 9, 2017, the Company’s shares were delisted from trading on the TSX-V for failing to pay outstanding sustaining fees. In February 2020, the Company was successful in obtaining full revocation orders to all three cease trade orders. The Company’s shares are not presently listed for trading on any stock exchange.

The head office, principal address and records office of the Company are located at 300 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9. The Company’s registered address is Suite 2900 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J5.

During the first quarter of calendar 2020, there was a global outbreak of a novel coronavirus identified as “COVID- 19”. On March 11, 2020, the World Health Organization declared a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets.

Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2020, the Company has not yet achieved profitable operations, has a working capital position of $627,923 (June 30, 2020 – $181,321), has an accumulated deficit of $16,821,492 (June 30, 2020 - $16,255,594) and is not able to finance day to day activities through operations. There is a material uncertainty related to the foregoing events and conditions that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company’s continuation as a going concern is dependent upon the successful results from its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it will be able to raise sufficient funds to finance operating costs over the next twelve months with equity placement, subject to regulatory approval and reactivation of the Company, or advances from directors.

These unaudited condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

6

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

2.	Significant accounting policies and basis of preparation Statement of compliance:

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 28, 2021.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable for financial instruments measured at fair value. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Basis of consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiary, 1253661 B.C. Ltd., which was acquired on June 17, 2020 in conjunction with a three- cornered amalgamation (the “Transaction”).

The three-cornered amalgamation was executed between a then existing subsidiary of the Company, 1247374 B.C. Ltd. (“Subco”), and a third company 1247372 B.C. Ltd (“Fundco”). At the time of the Transaction, neither Subco nor Fundco met the definition of a business under IFRS 3, Business Combinations. Prior to the Transaction, Fundco had advanced loans to the Company. The Transaction was recognized as a transaction with owners whereby the Company received cash of $714,000, less issuance costs, and issued 14,280,000 common shares to the former shareholders of Fundco. Subco and Fundco amalgamated as part of the Transaction and continued as 1253661 B.C. Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments and estimates

The preparation of these unaudited condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

7

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

2.	Significant accounting policies and basis of preparation (continued)

Significant accounting judgments and estimates (continued)

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in the Company’s condensed consolidated interim financial statements include:

Going Concern

The determination of the Company’s ability to continue as a going concern requires significant judgment. Material adjustments to the Company’s assets and liabilities could be required if the going concern assumption was not appropriate.

3.	Accounting standards, amendments and interpretations issued

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.	Accounts payable and accrued liabilities

	December 31, 2020	June 30, 2020
Accounts payable	$101,953	$76,443
Accrued liabilities	380,370	47,872
Due to related parties	177,532	7,500
	$659,855	$131,815

Accrued liabilities includes consulting fees of US$250,000 for past services accrued under 3 consulting agreements signed in January 2021 as part of the Company’s refocus.

8

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

5.	Share capital

Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of preferred shares without par value.

Issued share capital

On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change. All common shares, warrants, options, loss per share and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

At December 31, 2020, there were 19,825,636 issued and fully paid common shares (June 30, 2020 – 14,975,636).

During December 2020, the Company, in two tranches, issued 4,850,000 units for gross proceeds of $242,500. Each unit is comprised of one common share and one share purchase warrant, with 1,400,000 warrants exercisable at $0.125 until December 16, 2025 and 3,450,000 warrants exercisable at $0.125 until December 22, 2025.

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.

There were no stock options outstanding as at December 31, 2020 or June 30, 2020.

Warrants

There were share purchase warrants outstanding as at December 31, 2020 enabling the holders to acquire up to 19,130,000 (June 30, 2020 - 14,280,000) common shares of the Company at a price of $0.125 per share, expiring between April 22 and December 22, 2025.

Reserves

Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital.

9

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

6.	Related party transactions

Related party balances

During the six months ended December 31, 2020, the Company entered into the following transactions with related parties:

a)	In January 2021, as part of the Company’s refocus, an employment agreement was signed and the Company accrued consulting fees of $127,300 (US$100,000) for past services (2019 - $Nil) to the current Chief Executive Officer of the Company.

b)	In January 2021, as part of the Company’s refocus, an employment agreement was signed and the Company accrued consulting fees of $12,732 (US$10,000) for past services (2019 - $Nil) to the current Chief Financial Officer of the Company.

c)	Paid or accrued consulting fees of $25,000 (2019 - $Nil) to two former directors of the Company.

d)	Paid or accrued professional fees of $5,000 (2019 - $5,000) to the former Chief Financial Officer of the Company.

As at December 31, 2020, accounts payable and accrued liabilities included $177,532 owing to related parties.

Key management personnel compensation

The Company’s related parties include key management personnel. Key management personnel includes executive officers and members of the Company’s Board of Directors.

Key management personnel compensation disclosed above (including senior officers and certain directors of the Company):

	December 31, 2020	December 31, 2019
Short-term benefits	$170,032	$5,000
Share-based payments	-	-

10

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

7.	Financial instrument fair value and risk factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, accounts payable and accrued liabilities and amounts due to related parties. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 input of the fair value hierarchy.

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2020 and June 30, 2020:

	As at December 31, 2020
	Level 1	Level 2	Level 3
Cash	$1,284,100	$-	$-

	As at June 30, 2020
	Level 1	Level 2	Level 3
Cash	$310,202	$-	$-

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is held in trust with the Company’s legal counsel. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures, and owed related parties balances, that are denominated in United States dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company’s cash is usually held in Canadian dollars. As the Company has limited number of transactions in foreign currencies, currency risk has been assessed as low.

11

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

7.	Financial instrument fair value and risk factors (continued)

Currency Risk (continued)

As at December 31, 2020 and 2019, the Company is exposed to currency risk through the following financial instruments denominated in US dollars:

	2020		2019
	US $	Cdn $	US $	Cdn $
Accounts payable and accrued liabilities	(350,000)	(445,550)	-	-
Net exposure	(350,000)	(445,550)	-	-

Assuming all other variables remain constant, a 5% (2019 - 5%) weakening or strengthening of the Canadian dollar against the US dollar would result in a change of approximately $17,500 (2019 - $Nil) to loss and comprehensive loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company was exposed to interest rate risk on its bank account until the time it was closed. The income earned on the bank account was subject to the movements in interest rates. The Company has no-interest bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as moderate.

8.	Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders’ equity of $665,655 at December 31, 2020 (June 30, 2020 - $181,321).

There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

12

Carbon Streaming Corporation

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the six months ended December 31, 2020 and 2019

(Unaudited)

9.	Subsequent events

a)	Subsequent to December 31, 2020, the Company closed a non-brokered private placement of 14,670,000 units in the capital of the Company at $0.25 per unit for gross proceeds of $3,667,500, of which $770,000 was received as at December 31, 2020. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $0.75 for a period of five years from the date of issue.

b)	Subsequent to December 31, 2020, the Company initiated a non-brokered private placement of units in the capital of the Company at $0.75 per unit. Each unit will consist of one common share and one share purchase warrant, with each warrant exercisable at $1.50 for a period of five years from the date of issue.

13